OPTINOSE, INC.
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

August 15, 2023

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jason Drory

Re: OptiNose, Inc.
Registration Statement on Form S-3
Filed August 10, 2023
File No. 333-273873
Request for Acceleration of Effective Date

Dear Mr. Drory:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OptiNose, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on August 17, 2023, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,

     OptiNose, Inc.

By: /s/ Michael F. Marino
Name: Michael F. Marino
Title: Chief Legal Officer